Moleculin Biotech, Inc.
5300 Memorial Drive
Suite 950
Houston, TX 77007

January 17, 2020
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Moleculin Biotech, Inc.
Registration Statement on Form S-3 filed January 17, 2020
File No.: 333-235965
Ladies and Gentlemen:
Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Moleculin Biotech, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 filed with the Commission on January 17, 2020, File No. 333-235965, together with all exhibits thereto (collectively, the “Registration Statement”).
The Registrant is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR technical coding. The Registration Statement was incorrectly coded and filed as “S-3” whereas the Registrant intended it to be filed with the Commission with the code “S-3/A,” as it was intended to be Amendment No. 1 to the Registrant’s Form S-3, file number: 333-235686. The Registrant has refiled the Form S-3 with the corrected code “S-3/A”.
Please note that no securities have been sold under the Registration Statement. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
If you have any questions regarding this application for withdrawal, please contact the Registrant’s legal counsel, Cavas Pavri of Schiff Hardin LLP at (202) 724-6847.
Very truly yours,
                            /s/ Jonathan P. Foster
                             Name: Jonathan P. Foster
                             Title: Chief Financial Officer